UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
                      EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 1995

                               OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934

         For the transition period from   N/A   to   N/A


                 COMMISSION FILE NUMBER 1-5046


      CONSOLIDATED FREIGHTWAYS, INC. THRIFT AND STOCK PLAN


                 CONSOLIDATED FREIGHTWAYS, INC.
             Incorporated in the State of Delaware
         I.R.S. Employer Identification No. 94-1444798
       3240 Hillview Avenue, Palo Alto, California  94304
                Telephone Number (415) 494-2900


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

             Consolidated Freightways, Inc. Thrift and Stock Plan


June 27, 1996                      /s/Eberhard G.H. Schmoller
                                   Eberhard G.H. Schmoller
                                   Senior Vice President and
                                     General Counsel




                    CONSOLIDATED FREIGHTWAYS, INC.
                    THRIFT AND STOCK PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF DECEMBER 31, 1995 AND 1994
                    TOGETHER WITH AUDITORS' REPORT









                    CONSOLIDATED FREIGHTWAYS, INC.

                         THRIFT AND STOCK PLAN


              INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1995 AND 1994





REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Plan Benefits with Fund
Information as of December 31, 1995

  Statement of Net Assets Available for Plan Benefits with Fund
Information as of December 31, 1994

  Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year Ended December 31, 1995


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SUPPLEMENTAL SCHEDULES:

  Schedule I:Item 27a - Schedule of Assets Held for Investment Purpo ses as of December 31, 1995

  Schedule II:Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995








               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Compensation Committee of the
  Consolidated Freightways, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the CONSOLIDATED FREIGHTWAYS, INC. THRIFT AND STOCK PLAN as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31,
1995.   These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ Arthur Andersen LLP
Portland, Oregon,
June 20, 1996



CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1995

                                                                          Participant Directed
                                           Growth     New Income      Equity       Science and    International      Equity
                                         Stock Fund      Fund      Income Fund     Technology      Stock Fund         Index
                                                                                      Fund                            Trust
ASSETS:
  Investments, at fair value-
    Mutual Funds                         $70,271,798  $26,907,453   $62,913,764      $51,057,218    $15,341,296     $     -
    Common Trust Funds                          -            -             -                -              -         1,872,055
    Participant Loans                           -            -             -                -              -              -
    Corporate Equity                            -            -             -                -              -              -
                                         -----------  -----------   -----------      -----------    -----------     ----------
       Total investments                  70,271,798   26,907,453    62,913,764       51,057,218     15,341,296      1,872,055

  Contributions receivable-
    Participants                             357,010      145,496       279,897          355,133        132,720         33,398
    Company                                     -            -             -                -              -              -
                                         -----------  -----------   -----------      -----------    -----------     ----------
       Total contributions receivable        357,010      145,496       279,897          355,133        132,720         33,398

  Due from Preferred Stock
        Fund- Unallocated                       -            -             -                -              -              -
  Dividend receivable                           -            -             -                -              -              -
  Cash                                          -            -             -                -              -              -
                                         -----------  -----------   -----------      -----------    -----------     ----------
       Total assets                       70,628,808   27,052,949    63,193,661       51,412,351     15,474,016      1,905,453
                                         -----------  -----------   -----------      -----------    -----------     ----------

LIABILITIES:
  Notes payable                                 -            -             -                -              -              -
  Accrued interest payable                      -            -             -                -              -              -
  Due to Preferred Stock
    Fund- Allocated                             -            -             -                -              -              -
  Due to Company                                -            -             -                -              -              -
                                         -----------  -----------   -----------      -----------    -----------     ----------
       Total liabilities                        -            -             -                -              -              -
                                         -----------  -----------   -----------      -----------    -----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $70,628,808  $27,052,949   $63,193,661      $51,412,351    $15,474,016     $1,905,453
                                         ===========  ===========   ===========      ===========    ===========     ==========

The accompanying notes are an integral part of this statement.


CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1995


                                                                     Participant Directed
                                            Bond     U.S. Treasury  Retirement    Retirement       Retirement      CF Common
                                           Index     Money Market    Strategy    Strategy Trust- Strategy Trust-     Stock
                                           Trust         Trust        Trust-      Conservative     Income Plus       Fund
                                                                     Balanced       Growth
ASSETS:
  Investments, at fair value-
    Mutual Funds                            $   -     $      -       $     -          $     -          $   -        $     -
    Common Trust Funds                       510,721   50,927,186     7,338,683        1,836,594        508,047           -
    Participant Loans                           -            -             -                -              -              -
    Corporate Equity                            -            -             -                -              -         7,422,576
                                            --------  -----------    ----------       ----------       --------     ----------
       Total investments                     510,721   50,927,186     7,338,683        1,836,594        508,047      7,422,576

  Contributions receivable-
    Participants                              10,469      254,711        87,121           28,783         16,982         46,176
    Company                                     -            -             -                -              -              -
                                            --------  -----------    ----------       ----------       --------     ----------
       Total contributions receivable         10,469      254,711        87,121           28,783         16,982         46,176

  Due from Preferred Stock
        Fund- Unallocated                       -            -             -                -              -              -
  Dividend receivable                           -            -             -                -              -              -
  Cash                                          -            -             -                -              -              -
                                            --------  -----------    ----------       ----------       --------     ----------
       Total assets                          521,190   51,181,897     7,425,804        1,865,377        525,029      7,468,752
                                            --------  -----------    ----------       ----------       --------     ----------

LIABILITIES:
  Notes payable                                 -            -             -                -              -              -
  Accrued interest payable                      -            -             -                -              -              -
  Due to Preferred Stock
    Fund- Allocated                             -            -             -                -              -              -
  Due to Company                                -            -             -                -              -              -
                                            --------  -----------    ----------       ----------       --------     ----------
       Total liabilities                        -            -             -                -              -              -
                                            --------  -----------    ----------       ----------       --------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $521,190  $51,181,897    $7,425,804       $1,865,377       $525,029     $7,468,752
                                            ========  ===========    ==========       ==========       ========     ==========

CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1995


                                                     Nonparticipant Directed
                                         Loan Fund       ESOP       CF Common       Preferred       Preferred       Total
                                                        Common      Stock Fund     Stock Fund-     Stock Fund-
                                                     Stock Fund                    Allocated      Unallocated
ASSETS:
  Investments, at fair value-
    Mutual Funds                         $      -     $     -       $     -         $      -      $       -       $226,491,529
    Common Trust Funds                          -           -             -                -              -         62,993,286
    Participant Loans                     19,948,131        -             -                -              -         19,948,131
    Corporate Equity                            -      13,459,767    19,043,615       33,215,905    134,086,017    207,227,880
                                         -----------  -----------   -----------      -----------   ------------   ------------
       Total investments                  19,948,131   13,459,767    19,043,615       33,215,905    134,086,017    516,660,826

  Contributions receivable-
    Participants                                -            -             -                -              -         1,747,896
    Company                                     -            -        1,502,222            -            218,966      1,721,188
                                         -----------  -----------   -----------      -----------   ------------   ------------
       Total contributions receivable           -            -        1,502,222            -            218,966      3,469,084

  Due from Preferred Stock
        Fund- Unallocated                       -            -             -           2,189,540          -          2,189,540
  Dividend receivable                           -            -             -               -          6,194,442      6,194,442
  Cash                                          -            -           46,383            -              -             46,383
                                         -----------  -----------   -----------      -----------   ------------   ------------
       Total assets                       19,948,131   13,459,767    20,592,220       35,405,445    140,499,425    528,560,275
                                         -----------  -----------   -----------      -----------   ------------   ------------

LIABILITIES:
  Notes payable                                 -            -             -                -       149,000,000    149,000,000
  Accrued interest payable                      -            -             -                -         6,413,408      6,413,408
  Due to Preferred Stock
    Fund- Allocated                             -            -             -                -         2,189,540      2,189,540
  Due to Company                                -            -             -                -             9,863          9,863
                                         -----------  -----------   -----------      -----------   ------------   ------------
       Total liabilities                        -            -             -                -       157,612,811    157,612,811
                                         -----------  -----------   -----------      -----------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $19,948,131  $13,459,767   $20,592,220      $35,405,445   ($17,113,386)  $370,947,464
                                         ===========  ===========   ===========      ===========   ============   ============


CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1994


                                                                     Participant Directed
                                          Growth         New Income   Equity        Science and  International     Equity
                                          Stock Fund     Fund         Income Fund   Technology   Stock Fund        Index
                                                                                    Fund                           Trust

ASSETS:
  Investments, at fair value
    Mutual Funds                            $49,111,905  $22,327,621   $43,087,830  $24,419,502   $13,474,847      $   -
    Common Trust Fund                              -            -             -            -             -          182,711
    Participant Loans                              -            -             -            -             -             -
    Corporate Equity                               -            -             -            -             -             -
                                            -----------  -----------   -----------  -----------   -----------      --------
          Total investments                  49,111,905   22,327,621    43,087,830   24,419,502    13,474,847       182,711


  Contributions receivable-
    Participants                                303,834      128,294       235,531      183,161       128,277         5,454
    Company                                        -            -             -            -             -             -
                                            -----------  -----------   -----------  -----------   -----------      --------
          Total contributions receivable        303,834      128,294       235,531      183,161       128,277         5,454

  Due from Preferred Stock
    Fund- Unallocated                              -            -             -            -             -             -
  Dividend receivable                              -            -             -            -             -             -
                                            -----------  -----------   -----------  -----------   -----------      --------
          Total assets                       49,415,739   22,455,915    43,323,361   24,602,663    13,603,124       188,165
                                            -----------  -----------   -----------  -----------   -----------      --------

LIABILITIES:
  Notes payable                                    -            -             -            -             -             -
  Accrued interest payable                         -            -             -            -             -             -
  Due to Preferred Stock
    Fund- Allocated                                -            -             -            -             -             -
  Due to Company                                   -            -             -            -             -             -
                                            -----------  -----------   -----------  -----------   -----------      --------
          Total liabilities                        -            -             -            -             -             -
                                            -----------  -----------   -----------  -----------   -----------      --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $49,415,739  $22,455,915   $43,323,361  $24,602,663   $13,603,124      $188,165
                                            ===========  ===========   ===========  ===========   ===========      ========

The accompanying notes are an integral part of this statement.

CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1994

                                                                     Participant Directed
                                            Bond           U.S. Treasury Retirement    Retirement   Retirement    CF Common
                                            Index          Money Market  Strategy      Strategy     Strategy      Stock Fund
                                            Trust          Trust         Trust-        Trust-       Trust-
                                                                         Balanced      Conservative Income
                                                                                       Growth       Plus
ASSETS:
  Investments, at fair value
    Mutual Funds                               $   -     $      -       $     -        $   -          $  -       $     -
    Common Trust Fund                           108,866   46,579,859     3,951,568      530,684        63,180          -
    Participant Loans                              -            -             -            -             -             -
    Corporate Equity                               -            -             -            -             -        3,109,649
                                               --------  -----------    ----------     --------       -------    ----------
          Total investments                     108,866   46,579,859     3,951,568      530,684        63,180     3,109,649


  Contributions receivable-
    Participants                                  3,313      271,096        59,908       13,570         3,519        22,257
    Company                                        -            -             -            -             -             -
                                               --------  -----------    ----------     --------       -------    ----------
          Total contributions receivable          3,313      271,096        59,908       13,570         3,519        22,257

  Due from Preferred Stock
    Fund- Unallocated                              -            -             -            -             -             -
  Dividend receivable                              -            -             -            -             -             -
                                               --------  -----------    ----------     --------       -------    ----------
          Total assets                          112,179   46,850,955     4,011,476      544,254        66,699     3,131,906
                                               --------  -----------    ----------     --------       -------    ----------

LIABILITIES:
  Notes payable                                    -            -             -            -             -             -
  Accrued interest payable                         -            -             -            -             -             -
  Due to Preferred Stock
    Fund- Allocated                                -            -             -            -             -             -
  Due to Company                                   -            -             -            -             -             -
                                               --------  -----------    ----------     --------       -------    ----------
          Total liabilities                        -            -             -            -             -             -
                                               --------  -----------    ----------     --------       -------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $112,179  $46,850,955    $4,011,476     $544,254       $66,699    $3,131,906
                                               ========  ===========    ==========     ========       =======    ==========


CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
AS OF DECEMBER 31, 1994

                                                                     Nonparticipant Directed
                                             Loan Fund     ESOP         CF Common     Preferred    Preferred        Total
                                                           Common       Stock Fund    Stock Fund-  Stock Fund-
                                                           Stock Fund                 Allocated    Unallocated

ASSETS:
  Investments, at fair value
    Mutual Funds                            $      -     $     -      $      -     $      -     $       -      $152,421,705
    Common Trust Fund                              -           -             -            -             -        51,416,868
    Participant Loans                        15,970,710        -             -            -             -        15,970,710
    Corporate Equity                               -      11,938,880    11,692,343   23,814,188   122,619,535   173,174,595
                                            -----------  -----------   -----------  -----------  ------------  ------------
          Total investments                  15,970,710   11,938,880    11,692,343   23,814,188   122,619,535   392,983,878


  Contributions receivable-
    Participants                                   -            -             -           -              -        1,358,214
    Company                                        -            -        1,344,238        -           238,757     1,582,995
                                            -----------  -----------   -----------  -----------  ------------  ------------
          Total contributions receivable           -            -        1,344,238        -           238,757     2,941,209

  Due from Preferred Stock
    Fund- Unallocated                              -            -             -       1,973,826         -         1,973,826
  Dividend receivable                              -            -             -            -        6,215,743     6,215,743
                                            -----------  -----------   -----------  -----------  ------------  ------------
          Total assets                       15,970,710   11,938,880    13,036,581   25,788,014   129,074,035   404,114,656
                                            -----------  -----------   -----------  -----------  ------------  ------------

LIABILITIES:
  Notes payable                                    -            -             -            -      150,000,000   150,000,000
  Accrued interest payable                         -            -             -            -        6,454,500     6,454,500
  Due to Preferred Stock
    Fund- Allocated                                -            -             -            -        1,973,826     1,973,826
  Due to Company                                   -            -             -            -            9,863         9,863
                                            -----------  -----------   -----------  -----------  ------------  ------------
          Total liabilities                        -            -             -            -      158,438,189   158,438,189
                                            -----------  -----------   -----------  -----------  ------------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS      $15,970,710  $11,938,880   $13,036,581  $25,788,014  ($29,364,154) $245,676,467
                                            ===========  ===========   ===========  ===========  ============  ============




CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                              Participant Directed
                                                      Growth      New Income     Equity     Science and  International    Equity
                                                    Stock Fund       Fund      Income Fund   Technology    Stock Fund     Index
                                                                                                Fund                      Trust

ADDITIONS:
  Participant contributions                         $9,777,265    $3,870,229   $7,625,086    $8,299,764    $3,792,687    $474,993
  Company contributions                                   -             -            -             -             -           -
  Allocation of preferred shares to participants          -             -            -             -             -           -
  Dividend and interest income                       3,433,050     1,680,451    3,502,296     6,798,151       459,713       -
  Net appreciation in fair value of investments     12,466,941     2,462,619   11,592,200     9,487,672     1,024,931     210,943
  Transfers-in from other plans                         19,463           969        5,967        18,036         3,187       -
                                                   -----------   ----------- ------------   -----------   -----------  ----------
   Total additions                                  25,696,719     8,014,268   22,725,549    24,603,623     5,280,518     685,936
                                                   -----------   ----------- ------------   -----------   -----------  ----------

DEDUCTIONS:
  Distributions to participants                      2,357,328     1,107,884    2,094,273     1,419,034       543,429      45,257
  Allocation of preferred shares to participants          -             -            -             -             -           -
  Interest expense                                        -             -            -             -             -           -
                                                   -----------   ----------- ------------   -----------   -----------  ----------
   Total deductions                                  2,357,328     1,107,884    2,094,273     1,419,034       543,429      45,257
                                                   -----------   ----------- ------------   -----------   -----------  ----------
   Net increase prior to interfund transfers, net   23,339,391     6,906,384   20,631,276    23,184,589     4,737,089     640,679

INTERFUND TRANSFERS, net                            -2,126,322    -2,309,350     -760,976     3,625,099    -2,866,197   1,076,609
                                                   -----------   ----------- ------------   -----------   -----------  ----------
   Net increase                                     21,213,069     4,597,034   19,870,300    26,809,688     1,870,892   1,717,288
NET ASSETS AVAILABLE FOR PLAN BENEFITS,            -----------   ----------- ------------   -----------   -----------  ----------
    December 31, 1994                               49,415,739    22,455,915   43,323,361    24,602,663    13,603,124     188,165
NET ASSETS AVAILABLE FOR PLAN BENEFITS,            -----------   ----------- ------------   -----------   -----------  ----------
    December 31, 1995                              $70,628,808   $27,052,949  $63,193,661   $51,412,351   $15,474,016  $1,905,453
                                                   ===========   =========== ============   ===========   ===========  ==========

The accompanying notes are an integral part of this statement.



CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995


                                                       Bond     U.S. Treasury  Retirement    Retirement   Retirement    CF Common
                                                       Index     Money Market   Strategy      Strategy     Strategy    Stock Fund
                                                       Trust        Trust        Trust-        Trust-       Trust-
                                                                                Balanced    Conservative    Income
                                                                                              Growth        Plus
ADDITIONS:
  Participant contributions                           $275,527    $7,763,788   $2,398,783      $670,079     $351,288   $1,103,540
  Company contributions                                   -            -            -             -            -            -
  Allocation of preferred shares to participants          -            -            -             -            -            -
  Dividend and interest income                            -        2,680,011        -             -            -           69,141
  Net appreciation in fair value of investments         47,174         -        1,221,157       271,713       47,704      845,686
  Transfers-in from other plans                           -              736          833         -            -              520
                                                      --------   -----------   ----------    ----------     --------   ----------
   Total additions                                     322,701    10,444,535    3,620,773       941,792      398,992    2,018,887
                                                      --------   -----------   ----------    ----------     --------   ----------

DEDUCTIONS:
  Distributions to participants                         28,110     3,365,235      258,226        17,440       28,820       68,546
  Allocation of preferred shares to participants          -             -            -             -             -           -
  Interest expense                                        -             -            -             -             -           -
                                                      --------   -----------   ----------    ----------     --------   ----------
   Total deductions                                     28,110     3,365,235      258,226        17,440       28,820       68,546
                                                      --------   -----------   ----------    ----------     --------   ----------
   Net increase prior to interfund transfers, net      294,591     7,079,300    3,362,547       924,352      370,172    1,950,341

INTERFUND TRANSFERS, net                               114,420    -2,748,358       51,781       396,771       88,158    2,386,505
                                                      --------   -----------   ----------    ----------     --------   ----------
   Net increase                                        409,011     4,330,942    3,414,328     1,321,123      458,330    4,336,846
NET ASSETS AVAILABLE FOR PLAN BENEFITS,               --------   -----------   ----------    ----------     --------   ----------
    December 31, 1994                                  112,179    46,850,955    4,011,476       544,254       66,699    3,131,906
NET ASSETS AVAILABLE FOR PLAN BENEFITS,               --------   -----------   ----------    ----------     --------   ----------
    December 31, 1995                                 $521,190   $51,181,897   $7,425,804    $1,865,377     $525,029   $7,468,752
                                                      ========   ===========   ==========    ==========     ========   ==========

CONSOLIDATED FREIGHTWAYS, INC.
THRIFT AND STOCK PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                              Nonparticipant Directed
                                                     Loan Fund       ESOP       CF Common    Preferred     Preferred       Total
                                                                    Common     Stock Fund   Stock Fund-   Stock Fund-
                                                                  Stock Fund                 Allocated    Unallocated

ADDITIONS:
  Participant contributions                        $      -     $      -     $      -     $     -      $       -      $46,403,029
  Company contributions                                   -            -       5,336,247        -         1,408,208     6,744,455
  Allocation of preferred shares to participants          -            -            -       6,200,827         -         6,200,827
  Dividend and interest income                       1,335,267      212,967      261,928        -        12,418,608    32,851,583
  Net appreciation in fair value of investments           -       2,141,609    2,602,161    4,684,491    17,451,595    66,558,596
  Transfers-in from other plans                           -            -            -            -             -           49,711
                                                   -----------  -----------  -----------  -----------  ------------  ------------
   Total additions                                   1,335,267    2,354,576    8,200,336   10,885,318    31,278,411   158,808,201
                                                   -----------  -----------  -----------  -----------  ------------  ------------

DEDUCTIONS:
  Distributions to participants                        835,405      628,999    1,711,575        -             -        14,509,561
  Allocation of preferred shares to participants          -            -            -           -         6,200,827     6,200,827
  Interest expense                                        -            -            -           -        12,826,816    12,826,816
                                                   -----------  -----------  -----------  -----------  ------------  ------------
   Total deductions                                    835,405      628,999    1,711,575        -        19,027,643    33,537,204
                                                   -----------  -----------  -----------  -----------  ------------  ------------
   Net increase prior to interfund transfers, net      499,862    1,725,577    6,488,761   10,885,318    12,250,768   125,270,997

INTERFUND TRANSFERS, net                             3,477,559     -204,690    1,066,878   -1,267,887         -             -
                                                   -----------  -----------  -----------  -----------  ------------  ------------
   Net increase                                      3,977,421    1,520,887    7,555,639    9,617,431    12,250,768   125,270,997
NET ASSETS AVAILABLE FOR PLAN BENEFITS,            -----------  -----------  -----------  -----------  ------------  ------------
    December 31, 1994                               15,970,710   11,938,880   13,036,581   25,788,014   -29,364,154   245,676,467
NET ASSETS AVAILABLE FOR PLAN BENEFITS,            -----------  -----------  -----------  -----------  ------------  ------------
    December 31, 1995                              $19,948,131  $13,459,767  $20,592,220  $35,405,445  ($17,113,386) $370,947,464
                                                   ===========  ===========  ===========  ===========  ============  ============


                     CONSOLIDATED FREIGHTWAYS, INC.

                         THRIFT AND STOCK PLAN


              NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                   AS OF DECEMBER 31, 1995 AND 1994



1.  DESCRIPTION OF PLAN:

The following description of the Consolidated Freightways, Inc. Thrift and Stock Plan (the Plan) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

General

Consolidated Freightways, Inc. (the Company) established the Consolidated Freightways, Inc. Retirement Savings Plan, effective January 1, 1984, for the purpose of providing retirement benefits for the employees of the Company. The Plan has been amended several times since its inception. Effective January 1, 1988, the Company amended and restated the Retirement Savings Plan as the Thrift Plan. Effective June 30, 1988, the Thrift Plan was amended to include the former Consolidated Freightways, Inc. Employee Stock Ownership Plan (ESOP). Effective May 1, 1989, the Company amended and restated the Thrift Plan as the Thrift and Stock Plan. Effective January 1, 1991, the Thrift and Stock Plan was amended to provide for the transfer to the Plan of certain accounts of the Purolator Stock Ownership/Savings Plan
and the merger of the Emery Personal Retirement Account.   The
restated Thrift and Stock Plan consists of a profit-sharing portion and a stock bonus portion thereby offering eligible employees the opportunity to save for their retirement and to increase their proprietary interest in the Company by accumulating Company stock.

The Plan is intended to qualify as a profit sharing plan under
Section 401(a) of the Internal Revenue Code (the Code), with a salary deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees are eligible to participate in the Plan if the participant is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien.

Overall responsibility for administering the Plan rests with the Consolidated Freightways, Inc. Administrative Committee (the Committee) which is appointed by the Chief Executive Officer of the Company. The Administrative Committee reports directly to the Compensation Committee of the Company's Board of Directors. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets.

Contributions

Participants may contribute up to 15 percent of their compensation, as defined by the Plan and subject to certain limitations. The Company makes matching contributions equal to 50 percent of a participant's contribution, but not exceeding 1.5 percent of the participant's compensation, as defined. Company contributions are in the form of allocations of the Company's Series B Cumulative Convertible Preferred Stock (Preferred Stock) and Consolidated Freightways, Inc. Common Stock (Common Stock) or in the form of cash. Cash dividends on Preferred Stock are used to repay the notes payable (refer to Note 4). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. The Company will make an additional cash contribution to the Preferred Stock Fund - Unallocated when debt service requirements exceed preferred cash dividends received by the Plan. This additional Company contribution was $1,408,208 for the year ended December 31, 1995, as reported in the accompanying financial statements.

Participant Accounts

The Plan allows participants to select the type of investment fund in which to invest their contributions. The Company's matching contribution cannot be directed by the participant and is deposited into the non-participant directed Preferred Stock Fund - Allocated and CF Common Stock Fund. Upon reaching age 55 and having completed at least 10 years of participation in the Plan, the participant may elect once each year to transfer up to 100 percent of his assets from his ESOP Common Stock Fund, CF Common Stock Fund and Preferred Stock Fund
- - Allocated to investment options other than Company stock.

Allocations of the Company's matching contribution are based upon a percentage of participant contributions as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account.

Vesting

Participants' contributions plus earnings thereon are immediately
vested.   The Company's matching contributions are fully vested when credited to the participants' account, which occurs quarterly beginning at the end of the quarter in which the participant completes two years of service with the Company.

Participant Loans

The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans are allowed to the extent of the employee contributions and can generally be no less than $1,000 and cannot exceed the lesser of $50,000 or 50 percent of the employee's vested account balance. Loan transactions are treated as a transfer to
(from) the various investment funds from (to) the Loan Fund. Loans can be made for a term not to exceed 4-1/2 years and bear interest at a rate determined by the loan committee (prime rate plus 1 percent). Loans outstanding at December 31, 1995 and 1994 bear interest at rates ranging from 8.5 percent to 11 percent. Principal and interest are paid ratably through payroll deductions.

Terminations and Withdrawals

Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a distribution of their account upon attaining early retirement age (age 55). Other types of withdrawals are permitted by the Plan in limited situations. A participant can elect to have his/her account distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that (1) the participants' accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) the participants' allocation of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, be paid in shares or in cash.

Plan Termination

Although the Company has no intention of terminating the Plan, it may do so at any time by resolution of the Board of Directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to each participant in the amount credited to his/her account.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Financial Instruments

The investments in the accompanying financial statements are stated at quoted market prices which approximate fair value as of December 31, 1995 and 1994 except for (1) participant loans outstanding which are valued at cost which approximates fair value and (2) Preferred Stock which does not have a quoted market value but which is stated at fair value as determined by an annual independent appraisal.

The notes payable in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 1995 and 1994 is approximately $166,000,000 and
$145,000,000, respectively. Fair value is calculated based on the expected future payments discounted at market rates.

Income Recognition

The difference in market value from one period to the next is included in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits with fund information. The net appreciation in fair value of investments also includes realized gains and losses.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date basis.

Operating Expenses

During 1995, all administrative expenses of the Plan were paid by the Company.

Payment of Benefits

Benefits paid to participants are recorded upon distribution.

Estimates

Management makes estimates and assumptions when preparing the financial statements in conformity with generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes thereto. Actual results could differ from those estimates.

3.  INVESTMENTS:

The Plan allows participants to select the type of investment fund in which to invest their contributions. A description of each investment option follows:

  Growth Stock Fund - This fund invests primarily in common stocks of well-established growth companies whose earnings have grown faster than the rate of inflation and the economy in general.

  New Income Fund - This fund invests primarily in corporate bonds, bank obligations, U.S. government, and mortgage-backed securities.

  Equity Income Fund - This fund invests primarily in common stocks of established companies that pay above-average dividends and have prospects of future dividend increases.

  Science and Technology Fund - This fund invests primarily in stocks of companies that are expected to benefit from the development, advancement, and use of science and technology.

  International Stock Fund - This fund invests primarily in the stocks of established growth companies outside of the United States such as Europe, the Far East, Australia, Canada and other areas.

  Equity Index Trust - This fund invests primarily in common stocks that make up the S&P 500 Stock Index.

  Bond Index Trust - This fund invests primarily in U.S. and foreign government securities and corporate bonds as well as other securities.

  U.S. Treasury Money Market Trust - This fund invests primarily in short-term U.S. treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations.

  Retirement Strategy Trust - Balanced - This fund invests primarily in domestic and international stocks (60 percent) and fixed income securities (40 percent).

  Retirement Strategy Trust - Conservative Growth - This fund invests primarily in domestic and international stocks (80 percent) and fixed income securities (20 percent).

  Retirement Strategy Trust - Income Plus - This fund invests primarily in fixed income securities (60 percent) and common stocks (40 percent).

  CF Common Stock Fund - This fund invests in the common stock of Consolidated Freightways, Inc.

The Plan also includes nonparticipant directed investments which are described as follows:

  ESOP Common Stock Fund and CF Common Stock Fund - These funds invest in the common stock of Consolidated Freightways, Inc.

  Preferred Stock Fund Allocated and Preferred Stock Fund -
  Unallocated - These funds invest in the Series B Cumulative
  Convertible Preferred Stock of Consolidated Freightways, Inc.

In May 1989, the Plan purchased 986,259 shares of the Company's
Series B Cumulative Convertible Preferred Stock (Series B stock) for $150,009,863 using proceeds from the issuance of notes (Note 4). The Preferred Stock is issuable only to the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to offset the Company's matching contribution requirement. In connection with the termination of an employee's participation in the Plan, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of four shares of Common Stock for each share of Preferred Stock. At December 31, 1995 and 1994, 201,979 and 169,546 Preferred Shares, respectively, had been allocated to participants and 752,433 and 793,202 shares, respectively, were unallocated and were pledged as collateral against the Plan Notes.

4.  NOTES PAYABLE:

On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The original Plan Notes consisted of $88,000,000 of Series A and $62,000,000 of Series B Notes. The proceeds from the sale of the Plan Notes were used to repay the $150,000,000 bridge loan from the Company to the Plan which had earlier been made to finance the purchase of the Preferred Stock. The Company has guaranteed repayment of the Plan Notes. Of the remaining $149,000,000 notes, $116,400,000 are subject to earlier repurchase by the Company at the option the holders, with a yield protection penalty, in the event the Company's long-term senior unsecured indebtedness should be rated by both Moody's and Standard & Poor's as below investment grade. Of the remaining $87,000,000 of the Series A TASP Notes, the terms of $32,625,000 of these notes have been modified to exclude the holder's early repurchase option. In exchange, the interest rates on the notes were enhanced by .5 percent to 9.0 percent per annum. The other $54,375,000 in Series A Notes bear interest at
8.5 percent per annum. The $62,000,000 Series B Notes bear interest at 8.6 percent per annum and are repayable in variable annual installments from January 1, 2007 to January 1, 2009. The interest expense on the Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. Principal payments on the TASP notes were $1,000,000 and $0 for the years ended December 31, 1995 and 1994, respectively.

Future maturities of the notes payable to be paid from preferred cash dividends and/or additional cash contributions from the Company are as follows:

                  Series     Series
                    A          B


   1996      $ 2,100,000  $         -
   1997        3,100,000            -
   1998        4,200,000            -
   1999        5,200,000            -
   2000        6,400,000            -
Thereafter    66,000,000   62,000,000
             -----------   -----------
             $87,000,000  $62,000,000
             ===========  ===========


5.  INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.  RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares in funds managed by T. Rowe Price.
T. Rowe Price is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest.

7.  RECONCILIATION TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

                                             1995        1994


Net assets available for plan benefits
per the financial statements            $370,947,464  $245,676,467

Amounts allocated to withdrawing              -           (516,000)
participants                            ------------  ------------

Net assets available for plan benefits
per the Form 5500                       $370,947,464  $245,160,467
                                        ============  ============


                                                            SCHEDULE I

                    CONSOLIDATED FREIGHTWAYS, INC.

                         THRIFT AND STOCK PLAN


                            EIN 94-1444798

                            PLAN NUMBER 003

      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        AS OF DECEMBER 31, 1995



Identity of Issue   Description of Investment
Borrower, Lessor  Including Maturity Date, Rate               Current
     Similar      of Interest,  Collateral, Par     Cost       Value
     Party              or Maturity Value

                  Mutual Funds:
*T. Rowe Price      Growth Stock Fund
                    (3,009,498.829 shares)       $58,173,629 $70,271,798
*T. Rowe Price      New Income Fund
                    (2,899,509.982 shares)        25,596,054  26,907,453
*T. Rowe Price      Equity Income Fund
                    (3,144,116.146 shares)        50,741,506  62,913,764
*T. Rowe Price      Science and Technology Fund
                    (1,753,338.535 shares)        41,551,501  51,057,218
*T. Rowe Price      International Stock Fund
                    (1,254,398.659 shares)        14,626,954  15,341,296

                  Common Trust Funds:
*T. Rowe Price      Equity Index Trust
                    (123,813.141 shares)           1,677,325   1,872,055
*T. Rowe Price      Bond Index Trust (40,662.516     471,312     510,721
                    shares)
*T. Rowe Price      U.S. Treasury Money Market
                    Trust (50,927,186.330         50,927,186  50,927,186
                    shares)
*T. Rowe Price      Retirement Strategy
                    Trust-Balanced                 6,226,768   7,338,683
                    (584,755.645 shares)
*T. Rowe Price      Retirement Strategy
                    Trust-Conservative Growth
                    (146,342.154 shares)           1,598,880   1,836,594
*T. Rowe Price      Retirement Strategy
                    Trust-Income Plus                468,028     508,047
                    (42,728.960 shares)

                  Participant Loans:
*Plan Participants  Participant loans with
                    interest from 8.5% to 11%
                    and maturity dates from       19,948,131  19,948,131
                    1/96 to 7/00

                  Corporate Equity:
*Consolidated       Common stock (1,506,639.908   33,638,187  39,925,958
Freightways,        shares)
Inc.
*Consolidated       Preferred stock
Freightways,         (954,412.397 shares)         142,908,771  167,301,922
Inc.                                              ------------ ------------

                                                 $448,554,232  $516,660,826
                                                 ============  ============


*Represents a party-in-interest as of December 31, 1995.

Note:  Cost is calculated using the moving average method.


     The accompanying notes are an integral part of this schedule.


                                                                     SCHEDULE II


                         CONSOLIDATED FREIGHTWAYS, INC.

                              THRIFT AND STOCK PLAN


                                 EIN 94-1444798

                                 PLAN NUMBER 003

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



Category (iii) - Series of transactions involving securities of the same issue that in the aggregate exceed 5 percent of the net Plan assets as of the beginning of the year:

                                                            Number of
        Identity of                                      -------------      Purchase        Selling     Lease
          Party                     Description of      Purchases  Sales     Price           Price      Rental
         Involved                       Asset
                            Mutual Funds:
*T. Rowe Price                Growth Stock Fund               94        -   $20,667,559   $      -        $  -
*T. Rowe Price                Growth Stock Fund                -      157             -   11,974,607         -
*T. Rowe Price                New Income Fund                 86        -     7,850,478            -         -
*T. Rowe Price                New Income Fund                  -      162             -    5,733,265         -
*T. Rowe Price                Equity Income Fund             100        -    18,032,772            -         -
*T. Rowe Price                Equity Income Fund               -      151             -    9,799,038         -
*T. Rowe Price                Science and Technology Fund    153        -    33,803,180            -         -
*T. Rowe Price                Science and Technology Fund      -       98             -   16,653,136         -
*T. Rowe Price                International Stock Fund       103        -     8,025,029            -         -
*T. Rowe Price                International Stock Fund         -      147             -    7,183,511         -

                            Common Trust Funds:
*T. Rowe Price                U.S. Treasury Money Market     114        -    26,003,758            -         -
                            Trust
*T. Rowe Price                U.S. Treasury Money Market       -      138             -   21,656,431         -
                            Trust

                            Corporate Equity:
*Consolidated Freightways,    Common Stock                   179      -      14,853,238            -         -
Inc.
*Consolidated Freightways,    Common Stock                     -      323             -    7,257,610         -
Inc.

                                                                  Expense                Current Value
                                                               Incurred with    Cost of     of Asset on   Net Gain
                                                                 Transactions    Asset    Transaction        or
                                                                                             Date          (Loss)
                            Mutual Funds:
*T. Rowe Price                Growth Stock Fund                   $  -         $20,667,559  $20,667,559    $        -
*T. Rowe Price                Growth Stock Fund                      -          10,723,568   11,974,607     1,251,039
*T. Rowe Price                New Income Fund                        -           7,850,478    7,850,478             -
*T. Rowe Price                New Income Fund                        -           5,698,577    5,733,265        34,688
*T. Rowe Price                Equity Income Fund                     -          18,032,772   18,032,772             -
*T. Rowe Price                Equity Income Fund                     -           8,723,475    9,799,038     1,075,563
*T. Rowe Price                Science and Technology Fund            -          33,803,180   33,803,180             -
*T. Rowe Price                Science and Technology Fund            -          13,199,845   16,653,136     3,453,291
*T. Rowe Price                International Stock Fund               -           8,025,029    8,025,029             -
*T. Rowe Price                International Stock Fund               -           7,239,717    7,183,511       (56,206)

                            Common Trust Funds:
*T. Rowe Price                U.S. Treasury Money Market             -          26,003,758   26,003,758             -
                            Trust
*T. Rowe Price                U.S. Treasury Money Market             -          21,656,431   21,656,431             -
                            Trust

                            Corporate Equity:
*Consolidated Freightways,    Common Stock                           -          14,853,238   14,853,238             -
Inc.
*Consolidated Freightways,    Common Stock                           -           6,724,605    7,257,610       533,005
Inc.

*Represents a party-in-interest transaction for the year ended December 31, 1995.

Note:  Cost is calculated using the moving average method.

          The accompanying notes are an integral part of this schedule.